August 16, 2012

VIA EDGAR SUBMISSION

Suzanne Hayes, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      TD Ameritrade Holding Corporation

             Form 10-K for the Fiscal Year Ended September 30, 2011

             Filed November 18, 2011

             Form 10-Q for Quarterly Period Ended March 31, 2012

             Filed May 7, 2012

             File No. 001-35509

Dear Ms. Hayes:

This letter is in response to your letter dated August 3, 2012. As agreed by phone, the Company will respond to your letter no later than August 31, 2012. The Company requests this additional time in order to ensure that it can provide a complete response to the comments, and to provide adequate time for internal review of our response.

Please feel free to contact Lance Schulz, Managing Director, Accounting, at (402) 827-8804 with any questions.

Very truly yours,

/s/ William J. Gerber

Executive Vice President, Chief Financial Officer

cc:      Patrick Daugherty

            Foley & Lardner LLP

            David Doyle

            Ernst & Young LLP